As filed with the Securities and Exchange Commission on April 16, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PHOTON DYNAMICS, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE,
WITH AN EXERCISE PRICE GREATER THAN $15.17 PER SHARE
(Title of Class of Securities)

719364101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Carl C. Straub Jr.
General Counsel and Secretary
Photon Dynamics, Inc.
5970 Optical Court
San Jose, California 95138-1400
(408) 226-9900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
Tel: (650) 752-2000
Fax: (650) 752-2111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$20,041,961	$616***

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 868,170 shares of common stock of Photon Dynamics, Inc. having a weighted average exercise price of $23.30 will be exchanged pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.

***	Previously paid
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange options to purchase shares of our common stock held by current employees (excluding members of the board of directors and executive officers) of the Company for restricted stock units.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 is hereby amended and supplemented as follows:
     (b) Other Material Information.
     On April 16, 2007, Photon Dynamics, Inc. e-mailed the announcement contained in Exhibit (a)(5) to its employees. The information set forth in Exhibit (a)(5) is incorporated herein by reference.
ITEM 12. EXHIBITS.
Item 12 is hereby amended and supplemented to add the following exhibit:

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(5)	Notice of Extension of Option Exchange Offer

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOTON DYNAMICS, INC.

By:	/s/ Carl C. Straub Jr.

General Counsel and Secretary
Dated: April 16, 2007

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(5)	Notice of Extension of Option Exchange Offer